SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

03 MAR -3 AM 7:21

26 February 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03007012

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 25 February 2003 as published in the South China Morning Post in Hong Kong on 26 February 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E:\cw\sa\lr\SHPCL-4Q2002.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Exemption File No. 82-5006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 25 FEBRUARY 2003.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2002 in Thailand on 25 February 2003. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2002 in Thailand on 25 February 2003. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:–

(A) CONSOLIDATED EARNINGS STATEMENT OF SHPCL

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

CONSOLIDATED EARNINGS STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002 – AUDITED

	For the year ended 31 December 2002 (Baht)	2001 (Baht)
Revenues from hotel operations:		
Room	732,928,932	740,996,902
Food and beverage	626,225,756	580,715,447
Others	100,244,710	103,709,309
Total revenues from hotel operations	1,459,399,398	1,425,421,658
Cost of sales and services	(462,226,444)	(428,394,223)
Gross profit	997,172,954	997,027,435
Selling and administrative expenses	(385,207,653)	(350,602,019)
Earnings from the sale of goods and the rendering of services	611,965,301	646,425,416
Other income		
Dividend income	21,365,572	20,840,995
Interest income	15,101,984	19,035,284
Other income	10,900,134	18,859,140
Other expenses		
Depreciation	(189,531,185)	(211,414,534)
Loss on disposal of fixed assets	(20,927,868)	(224,686)
Directors' remuneration	(2,300,000)	(2,300,000)
EARNINGS FROM OPERATIONS	446,573,938	491,221,615
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
WRITE BACK/PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	98,568,771	(231,269,946)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	545,142,709	259,951,669
INTEREST EXPENSES	(2,055,769)	(89,456)
CORPORATE INCOME TAX	(113,313,328)	(131,060,177)
NET EARNINGS FOR THE YEAR	429,773,612	128,802,036
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	3.31	0.99

(B) RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 25 February 2003, the Board of Directors of SHPCL has recommended a final dividend of Baht 1 per share for the year ended 31 December 2002 (2001: Baht 1 per share) payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 18 April 2003.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 25 February 2003